Exhibit 99.1

Seaspan Announces Intention to Delist Notes from NYSE in

Connection with Previously Announced Reorganization

HONG KONG, China, February 14, 2020 – Seaspan Corporation (NYSE:SSW) announced today, in connection with its previously announced holding company reorganization (the “Proposed Reorganization”), that it intends to delist its outstanding 5.50% senior notes due 2025 and related guarantees (the “2025 Notes”) and 5.50% senior notes due 2026 and related guarantees (the “2026 Notes”) from the New York Stock Exchange (the “NYSE”) and to deregister the 2025 Notes and 2026 Notes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Seaspan announced its intention to delist and deregister its outstanding 7.125% senior unsecured notes due 2027 (the “2027 Notes” and together with the 2025 Notes and the 2026 Notes, the “Notes”) on January 17, 2020. On February 27, 2020, Seaspan intends to file a Form 25 with the United States Securities and Commission (the “SEC”) and it is expected that the last day of trading of the Notes on the NYSE will be Monday, March 9, 2020.

In the Proposed Reorganization, Seaspan will become a wholly-owned subsidiary of a new holding company, Atlas Corp. (“Atlas”). Upon consummation of the Proposed Reorganization, all Seaspan common and preferred shares will be cancelled and the holders of such cancelled shares will receive Atlas common and preferred shares, as applicable, with the same number of shares and the same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior the Proposed Reorganization. Upon the completion of the Proposed Reorganization, Atlas intends to be deemed a “successor issuer” of Seaspan in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act of 1933, as amended.

Seaspan has not arranged for, and does not intend to arrange for, listing and/or registration of the 2027 Notes on another national securities exchange or for quotation on another quotation medium. Seaspan intends to exercise its option to redeem the 2027 Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

The 2025 Notes and 2026 Notes have been admitted to the official list of Euronext Dublin and are currently trading on the Global Exchange Market, the exchange regulated market of Euronext Dublin.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 119 containerships, including one vessel the Company has agreed to purchase, which has not yet been delivered, representing total capacity of more than 975,000 TEU. Seaspan’s current operating fleet of 118 vessels has an average age of approximately seven years and an average remaining lease period of approximately four years, on a TEU-weighted basis.

Seaspan has the following securities listed on the NYSE:

Symbol:	Description:

SSW	Class A common shares
SSW PD	Series D preferred shares
SSW PE	Series E preferred shares
SSW PG	Series G preferred shares
SSW PH	Series H preferred shares
SSW PI	Series I preferred shares
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025
SSW26	5.500% senior notes due 2026

Where to Find Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The proxy statement/prospectus has been mailed to the holders of Seaspan shares. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. Copies of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can also be obtained without charge by accessing them on Seaspan’s website at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

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Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, without limitation, forward-looking statements regarding the Proposed Reorganization, the delisting and deregistration of Seaspan’s securities and the redemption of the 2027 Notes. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential that the Proposed Reorganization is not completed when anticipated or at all; the potential that Atlas’ common and preferred shares are not accepted for listing on the NYSE; Seaspan may determine not to exercise its option to redeem the Notes on October 10, 2020 or, if it does exercise such option, may not have sufficient liquidity to effectuate such redemption; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K of Seaspan filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

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